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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of: October 2002


                         MITSUI BUSSAN KABUSHIKI KAISHA
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             (Exact Name of Registrant as Specified in its Charter)


                               MITSUI & CO., LTD.
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                 (Translation of Registrant's Name Into English)


                                      JAPAN
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                 (Jurisdiction of incorporation or organization)


                       2-1, OHTEMACHI 1-CHOME, CHIYODA-KU
                              TOKYO 100-0004, JAPAN
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X     Form  40-F
                                   ---               ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes              No  X
                             ---             ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                EXPLANATORY NOTE


     Mitsui & Co., Ltd.'s Report on Form 20-F for the fiscal year ended March 31, 2002, which was filed on September 27, 2002, contained typographical errors to certain dates in the column headings for the tables specified below which appeared in "Item 5. Operating and Financial Review and Prospects - Operating Results - The Companies' Operating Results by Geographic Segment." Exhibit 99.1 to this Form 6-K contains corrected tables. The tables appear under the headings "Geographic area segment information" and "Total trading transactions to external customers outside Japan" in Item 5 of the Form 20-F (page 43, 44 and
46).


The following exhibit is filed herewith:

99.1 Corrected tables appearing under "Item 5. Operating and Financial Review and Prospects - Operating Results - The Companies' Operating Results by Geographic Segment" of Mitsui & Co. Ltd.'s Report on Form 20-F for the fiscal year ended March 31, 2002.


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  October 7, 2002



                                    MITSUI & CO., LTD.



                                    By: /s/  Tasuku Kondo
                                        ----------------------------------------
                                        Name:  Tasuku Kondo
                                        Title: Senior Executive Managing Officer
                                               and Chief Financial Officer